Exhibit 99.1

SRIVARU Holding Limited
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: SVMH)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the shareholders of SRIVARU Holding Limited (the “Company”) will be held by Conference Call (link shared by VStock) on June 27, 2024, at 8:30 a.m., Eastern Time.

The Meeting and any or all adjournments or postponements thereof will be held for shareholders to consider and, if thought fit, pass the following resolutions:

1.	“RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-fifteen (1:15) (the “RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at a precise RS Ratio up to a maximum of one-for-fifteen (1:15), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”);”

2.	“RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise RS Ratio, be altered from US$1,000,000 divided into 100,000,000 ordinary shares of a par value of US$0.01 each to US$1,000,000 divided into as low as 6,666,667 ordinary shares (for an RS Ratio of 1:15) of a par value of US$0.15 each with effect from the Effective Time (the “Share Consolidation”);”

3.	“RESOLVED, as an ordinary resolution:

(a)	if the Reverse Share Split and Share Consolidation are implemented, with effect immediately after the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board of Directors’ determination of the precise RS Ratio, that the authorised share capital of the Company be increased from US$1,000,000 divided into 6,666,667 ordinary shares (for an RS Ratio of 1:15) of par value US$0.15 each to up to US$75,000,000 divided into 500,000,000 ordinary shares (for an RS Ratio of 1:15) of par value US$0.15 each; or

(b)	if the Reverse Share Split and Share Consolidation are not implemented (the same having been abandoned by the Directors prior to the Effective Time), with effect at such time and date, if at all, as determined by the Directors in their discretion within 12 months of obtaining the requisite shareholder approval for this Authorised Share Capital Increase (the “Alternative Effective Time”), that the authorised share capital be increased from US$1,000,000, divided into 100,000,000 ordinary shares with a par value of US$0.01 each to US$10,000,000, divided into 1,000,000,000 ordinary shares with a par value of US$0.01 each,

(together or each separately, as applicable, the “Authorised Share Capital Increase”).”

4.	“RESOLVED, as an ordinary resolution, that certain Securities Escrow Agreement (the “Earnout Agreement”), dated as of April 9, 2024, by and among the Company, Mohanraj Ramasamy, solely in its capacity as representative, agent and attorney-in-fact of the Pre-Closing Company Shareholders (as defined therein), and VStock Transfer, LLC, a New York corporation, be amended to permit the Issuance of Earnout Shares (as defined below) without the occurrence of Milestone Events (as defined in the Merger Agreement) (the “Amendment of the Earnout Agreement”);”

5.	“RESOLVED, as an ordinary resolution, that the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) shall be released to the Earnout Group (as defined in the Merger Agreement) immediately, but subject to vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”) with 1st vesting amount effective from approval of this EGM, regardless of the lack of occurrence of Milestone Events. The Earnout Group shall receive the Escrow Shares multiplied by the weighted average exchange ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 if the Reverse Share Split and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,750,000 Earnout Shares if the Reverse Share Split and Share Consolidation are not implemented (the “Earnout Shares”) (the “Issuance of Earnout Shares”);”

6.	“RESOLVED, as a special resolution, that:

(a)	subject to the approval of the Reverse Share Split and Share Consolidation and the Authorised Share Capital Increase, and the implementation of the Reverse Share Split and Share Consolidation, the Company adopt, with effect from the Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex A, subject to adjustment solely in respect of the final authorised share capital amount pursuant to the Authorised Share Capital Increase) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Reverse Share Split and Share Consolidation, the Authorised Share Capital Increase and to provide for a staggered board of directors, divided into three classes, with shareholders electing directors for a full term of two (2) years to succeed the directors of the class whose terms expire at such annual general meeting (the “Staggered Board”); and

(b)	subject to the Reverse Share Split and Share Consolidation not having been implemented (the same having been abandoned by the Directors prior to the Effective Time), the Company adopt, with effect from the Alternative Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Authorised Share Capital Increase and the Staggered Board,

(together, the “Amended M&As”);”

7.	“RESOLVED, as an ordinary resolution, that the Company is approved to enter into an additional financing such as the proposed Committed Equity Financing Facility (the “CEFF”) with investors to purchase up to $25,000,000 of the Company’s ordinary shares over a three-year period (the “CEFF Financing”);” and

8.	“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).”

The Board of Directors has fixed the close of business on June 3, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Only holders of the ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at svmh.ai.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment or postponement thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Registered shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at https://ts.vstocktransfer.com/pxlogin, (ii) vote it by email at vote@vstocktransfer.com, or (iii) mail it or deposit it to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598. Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

For the proxy to be valid, the duly completed and signed form of proxy must be received before the time appointed for holding the Meeting or any adjournment or postponement of the Meeting. A shareholder may appoint as his, her, or its proxy a person other than those named in the enclosed form of proxy. A proxy needs not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director

June 12, 2024

SRIVARU HOLDING LIMITED
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

June 27, 2024
8:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of SRIVARU Holding Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on June 27, 2024, at 8:30 a.m., Eastern Time by Conference Call (link shared by VStock) or at any adjournment or postponement thereof.

Registered shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting. Beneficial shareholders who hold their ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholders will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Holders of ordinary shares of the Company of record at the close of business on June 27, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment or postponement thereof. One or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing and entitled to vote at the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, the resolutions will be proposed as follows:

1.	RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-fifteen (1:15) (the “RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at a precise RS Ratio up to a maximum of one-for-fifteen (1:15), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”);

2.	RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise RS Ratio, be altered from US$1,000,000 divided into 100,000,000 ordinary shares of a par value of US$0.01 each to US$1,000,000 divided into as low as 6,666,667 ordinary shares (for an RS Ratio of 1:15) of a par value of US$0.15 each with effect from the Effective Time (the “Share Consolidation”);

3.	RESOLVED, as an ordinary resolution:

(a)	if the Reverse Share Split and Share Consolidation are implemented, with effect immediately after the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board of Directors’ determination of the precise RS Ratio, that the authorised share capital of the Company be increased from US$1,000,000 divided into 6,666,667 ordinary shares (for an RS Ratio of 1:15) of par value US$0.15 each to up to US$75,000,000 divided into 500,000,000 ordinary shares (for an RS Ratio of 1:15) of par value US$0.15 each; or

(b)	if the Reverse Share Split and Share Consolidation are not implemented (the same having been abandoned by the Directors prior to the Effective Time), with effect at such time and date, if at all, as determined by the Board of Directors in their discretion within 12 months of obtaining the requisite shareholder approval for this Authorised Share Capital Increase (the “Alternative Effective Time”), that the authorised share capital be increased from US$1,000,000, divided into 100,000,000 ordinary shares with a par value of US$0.01 each to US$10,000,000, divided into 1,000,000,000 ordinary shares with a par value of US$0.01 each,

(together or each separately, as applicable, the “Authorised Share Capital Increase”);

4.	RESOLVED, as an ordinary resolution, that certain Securities Escrow Agreement (the “Earnout Agreement”), dated as of April 9, 2024, by and among the Company, Mohanraj Ramasamy, solely in its capacity as representative, agent and attorney-in-fact of the Pre-Closing Company Shareholders (as defined therein), and VStock Transfer, LLC, a New York corporation, be amended to permit the Issuance of Earnout Shares (as defined below) without the occurrence of Milestone Events (as defined in the Merger Agreement) (the “Amendment of the Earnout Agreement”);

5.	RESOLVED, as an ordinary resolution, that the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) shall be released to the Earnout Group (as defined in the Merger Agreement) immediately, but subject to lock-up agreements providing for vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”), regardless of the lack of occurrence of Milestone Events. The Earnout Group shall receive the Escrow Shares multiplied by the weighted average ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 Earnout Shares if the Reverse Share Split and and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,750,000 Earnout Shares if the Reverse Share Split and Share Consolidation are not implemented (the “Issuance of Earnout Shares”);

6.	RESOLVED, as a special resolution, that:

(a)	subject to the approval of the Reverse Share Split and Share Consolidation and Authorised Share Capital Increase, and the implementation of the Reverse Share Split and Share Consolidation, the Company adopt, with effect from the Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to this proxy statement as Annex A, subject to adjustment solely in respect of the final authorised share capital amount pursuant to the Authorised Share Capital Increase) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Reverse Share Split and Share Consolidation, the Authorised Share Capital Increase and to provide for a staggered board of directors, divided into three classes, with shareholders electing directors for a full term of two (2) years to succeed the directors of the class whose terms expire at such annual general meeting (the “Staggered Board”); and

(b)	subject to the Reverse Share Split and Share Consolidation not having been implemented (the same having been abandoned by the Directors prior to the Effective Time), the Company adopt, with effect from the Alternative Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Authorised Share Capital Increase and the Staggered Board,

(together, the “Amended M&As”);

7.	RESOLVED, as an ordinary resolution, that the Company is approved to enter into an additional financing such as the proposed Committed Equity Financing Facility (the “CEFF”) with investors to purchase up to $150,000,000 of the Company’s ordinary shares over a three-year period (the “CEFF Financing”); and

8.	RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 to No. 8.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are entitled to attend and vote at the Meeting or any adjournment or postponement thereof are also entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Registered shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at https://ts.vstocktransfer.com/pxlogin, (ii) vote it by email at vote@vstocktransfer.com, or (iii) mail it or deposit it to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598. Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market (“Nasdaq”), which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q:	Why am I receiving this proxy statement?

A:	The Company is holding an extraordinary general meeting of shareholders to approve the Reverse Share Split and Share Consolidation, the Authorised Share Capital Increase, the Amendment of the Earnout Agreement, the Issuance of Earnout Shares, the Amended M&As, the CEFF Financing and the Adjournment Proposal.

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q:	What proposals are the shareholders being asked to consider?

A:	The Board of Directors, on behalf of the Company are seeking an affirmative vote from shareholders on the following eight proposals:

1.	as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-fifteen (1:15) (the “RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at a precise RS Ratio up to a maximum of one-for-fifteen (1:15), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”);

2.	as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise RS Ratio, be altered from US$1,000,000 divided into 100,000,000 ordinary shares of a par value of US$0.01 each to US$1,000,000 divided into as low as 6,666,667 ordinary shares (for an RS Ratio of 1:15) of a par value of US$0.15 each with effect from the Effective Time (the “Share Consolidation”);

3.	as an ordinary resolution:

(a)	if the Reverse Share Split and Share Consolidation are implemented, with effect immediately after the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board of Directors’ determination of the precise RS Ratio, that the authorised share capital of the Company be increased from US$1,000,000 divided into 100,000,000 ordinary shares (for an RS Ratio of 1:15) of par value US$0.01 each to up to US$75,000,000 divided into 500,000,000 ordinary shares (for an RS Ratio of 1:15) of par value US$0.01 each; or

(b)	if the Reverse Share Split and Share Consolidation are not implemented (the same having been abandoned by the Directors prior to the Effective Time), with effect at such time and date, if at all, as determined by the Board of Directors in their discretion within 12 months of obtaining the requisite shareholder approval for this Authorised Share Capital Increase (the “Alternative Effective Time”), that the authorised share capital be increased from US$1,000,000, divided into 100,000,000 ordinary shares with a par value of US$0.01 each to US$10,000,000, divided into 1,000,000,000 ordinary shares with a par value of US$0.01 each,

(together or each separately, as applicable, the “Authorised Share Capital Increase”);

4.	as an ordinary resolution, that certain Securities Escrow Agreement (the “Earnout Agreement”), dated as of April 9, 2024, by and among the Company, Mohanraj Ramasamy, solely in its capacity as representative, agent and attorney-in-fact of the Pre-Closing Company Shareholders (as defined therein), and VStock Transfer, LLC, a New York corporation, be amended to permit the Issuance of Earnout Shares (as defined below) without the occurrence of Milestone Events (as defined in the Merger Agreement) (the “Amendment of the Earnout Agreement”);

5.	as an ordinary resolution, that the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) shall be released to the Earnout Group (as defined in the Merger Agreement) immediately, but subject to lock-up agreements providing for vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”), regardless of the lack of occurrence of Milestone Events. The Earnout Group shall receive the Escrow Shares multiplied by the weighted average ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 Earnout Shares if the Reverse Share Split and and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,750,000 Earnout Shares if the Reverse Share Split and Share Consolidation are not implemented (the “Issuance of Earnout Shares”);

6.	as a special resolution, that:

(a)	subject to the approval of the Reverse Share Split and Share Consolidation and the Authorised Share Capital Increase, and the implementation of the Reverse Share Split and Share Consolidation, the Company adopt, with effect from the Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to this proxy statement as Annex A, subject to adjustment solely in respect of the final authorised share capital amount pursuant to the Authorised Share Capital Increase) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Reverse Share Split and Share Consolidation, Authorised Share Capital Increase and to provide for a staggered board of directors, divided into three classes, with shareholders electing directors for a full term of two(2) years to succeed the directors of the class whose terms expire at such annual general meeting (the “Staggered Board”); and

(b)	subject to the Reverse Share Split and Share Consolidation not having been implemented (the same having been abandoned by the Directors prior to the Effective Time), the Company adopt, with effect from the Alternative Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Authorised Share Capital Increase and the Staggered Board,

(together, the “Amended M&As”);

7.	as an ordinary resolution, that the Company is approved to enter into an additional financing such as the proposed Committed Equity Financing Facility (the “CEFF”) with investors to purchase up to $150,000,000 of the Company’s ordinary shares over a three-year period (the “CEFF Financing”); and

8.	as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).

Q:	What are the recommendations of the Board of Directors?

A:	THE BOARD OF DIRECTORS HAS DETERMINED THAT THE REVERSE SHARE SPLIT AND SHARE CONSOLIDATION, THE AUTHORISED SHARE CAPITAL INCREASE, THE AMENDMENT OF THE EARNOUT AGREEMENT, THE ISSUANCE OF EARNOUT SHARES, THE AMENDED M&AS, THE CEFF FINANCING AND THE ADJOURNMENT PROPOSAL ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSALS.

Q:	When and where will the Meeting be held?

A:	The Meeting will be held on June 27, 2024 at 8:30 a.m., Eastern Time by Conference Call (link shared by VStock)

Q:	Who is entitled to vote at the Meeting?

A:	The Record Date for the Meeting is June 27, 2024. Holders of ordinary shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 37,326,763 ordinary shares outstanding. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

Q:	What constitutes a quorum for the Meeting?

A:	At the Meeting, one or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative and entitled to vote at the meeting shall form a quorum.

Q:	How many votes are required to approve the proposals?

A:	The approval of Proposal No. 1 through Proposal No. 5 and Proposal No. 7 through Proposal No. 8 requires the affirmative vote of a simple majority of votes cast by all shareholders as, being entitled to do so, vote in person or, by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, at the Meeting.

The approval of Proposal No. 6 requires a majority of not less than two-thirds of all shareholders as, being entitled to do so, vote in person or, by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, at the Meeting.

A properly executed proxy card marked “Abstain” with respect to the proposals will not be voted.

Q:	How do the shareholders vote?

A:	The registered shareholders have three voting options. You may vote using one of the following methods:

(1)	By Internet, which the Company encourages if you have Internet access, at: https://ts.vstocktransfer.com/pxlogin;

(2)	By email at vote@vstocktransfer.com; or

(3)	By mail or deposit to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598.

Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

Q:	How can I attend the Meeting?

A:	The Meeting is open to all holders of the Company’s ordinary shares as of the Record Date, all duly appointed proxyholders, any person entitled to an ordinary share in consequence of the death or bankruptcy of a Member, directors of the Company and the Company’s auditors. You may attend the Meeting by the link provided by VStock.

Q:	May shareholders ask questions at the Meeting?

A:	Yes. Representatives of the Company will answer questions related to the proposals at the end of the Meeting.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q:	What if I do not vote on the matters relating to the proposals?

A:	If you fail to vote or fail to instruct your broker or other nominee how to vote on the proposals, it will have no effect on such proposals. It will be treated as a “non-vote.”

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting;

2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.	by attending the Meeting in person at [location], and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	Do I have appraisal rights?

A:	Shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q:	Whom should I call if I have questions about the proxy materials or voting procedures?

A:	If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company by mail at 2nd Floor, Regatta Office Park, West Bay Road, PO BOX 10655, Grand Cayman KY1-1006, Cayman Islands, or call +1(888) 227-8066. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	Who is paying for the expenses involved in preparing and mailing this proxy statement?

A:	All of the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1
REVERSE SHARE SPLIT

General

The Company is proposing to effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-fifteen (1:15) (the “RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at a precise RS Ratio up to a maximum of one-for-fifteen (1:15), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”).

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 1.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Reverse Share Split is:

“RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-fifteen (1:15) (the “RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at a precise RS Ratio up to a maximum of one-for-fifteen (1:15), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE REVERSE SHARE SPLIT

PROPOSAL NO. 2
SHARE CONSOLIDATION

General

In order to effect the Reverse Share Split, and subject to adjustment pending the Board of Directors’ determination of the precise RS Ratio, the Company is proposing to alter the authorised share capital of the Company from US$1,000,000 divided into 100,000,000 ordinary shares of a par value of US$0.01 each to US$1,000,000 divided into as low as 6,666,667 ordinary shares (for an RS Ratio of 1:15) of a par value of US$0.15 each with effect from the Effective Time (the “Share Consolidation”).

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 2.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation is:

“RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise RS Ratio, be altered from US$1,000,000 divided into 100,000,000 ordinary shares of a par value of US$0.01 each to US$1,000,000 divided into as low as 6,666,667 ordinary shares (for an RS Ratio of 1:15) of a par value of US$0.15 each with effect from the Effective Time (the “Share Consolidation”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CONSOLIDATION

PROPOSAL NO. 3
AUTHORISED SHARE CAPITAL INCREASE

General

The Company intends to increase its authorised share capital.

If the Reverse Share Split and Share Consolidation are implemented, then, with effect immediately after the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board of Directors’ determination of the precise RS Ratio, the Company is proposing to increase its authorised share capital from US$1,000,000 divided into as low as 6,666,667 ordinary shares (for an RS Ratio of 1:15) of par value US$0.15 each to up to US$75,000,000 divided into 500,000,000 ordinary shares of par value US$0.15 each (for an RS Ratio of 1:15).

If the Reverse Share Split and Share Consolidation are not implemented (the same having been abandoned by the Directors prior to the Effective Time), then, with effect at such time and date, if at all, as determined by the Directors in their discretion within 12 months of obtaining the requisite shareholder approval for this Authorised Share Capital Increase (the “Alternative Effective Time”), the Company is proposing to increase its authorised share capital from US$1,000,000 divided into 100,000,000 ordinary shares of par value US$0.01 each to US$10,000,000 divided into 1,000,000,000 ordinary shares of par value US$0.01 each.

Vote Required to Approve Proposal No. 3

Proposal No. 3 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 3.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Authorised Share Capital Increase is:

“RESOLVED, as an ordinary resolution:

(a)	if the Reverse Share Split and Share Consolidation are implemented, with effect immediately after the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board of Directors’ determination of the precise RS Ratio, that the authorised share capital of the Company be increased from US$1,000,000 divided into 6,666,667 ordinary shares (for an RS Ratio of 1:15) of par value US$0.15 each to up to US$75,000,000 divided into 500,000,000 ordinary shares (for an RS Ratio of 1:15) of par value US$0.15 each; or

(b)	if the Reverse Share Split and Share Consolidation are not implemented (the same having been abandoned by the Directors prior to the Effective Time), with effect at such time and date, if at all, as determined by the Board of Directors in their discretion within 12 months of obtaining the requisite shareholder approval for this Authorised Share Capital Increase (the “Alternative Effective Time”), that the authorised share capital be increased from US$1,000,000, divided into 100,000,000 ordinary shares with a par value of US$0.01 each to US$10,000,000, divided into 1,000,000,000 ordinary shares with a par value of US$0.01 each,

(together or each separately, as applicable the “Authorised Share Capital Increase”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AUTHORISED SHARE CAPITAL INCREASE

PROPOSAL NO. 4
AMENDMENT OF THE EARNOUT AGREEMENT

General

The Company is proposing to amend the Securities Escrow Agreement (the “Earnout Agreement”), dated as of April 9, 2024, by and among the Company, Mohanraj Ramasamy, solely in its capacity as representative, agent and attorney-in-fact of the Pre-Closing Company Shareholders (as defined therein), and VStock Transfer, LLC, a New York corporation, to permit the issuance of Earnout Shares without the occurrence of Milestone Events (as defined in the Merger Agreement).

The amendment of the Earnout Agreement would permit the Company to issue the Earnout Shares (as defined therein) to the Earnout Group (as defined therein).

Vote Required to Approve Proposal No. 4

Proposal No. 4 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 4.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Amendment of the Earnout Agreement is:

“RESOLVED, as an ordinary resolution, that certain Securities Escrow Agreement (the “Earnout Agreement”), dated as of April 9, 2024, by and among the Company, Mohanraj Ramasamy, solely in its capacity as representative, agent and attorney-in-fact of the Pre-Closing Company Shareholders (as defined therein) (the “Earnout Group Representative”), and VStock Transfer, LLC , a New York corporation, be amended to permit the Issuance of Earnout Shares (as defined below) without the occurrence of Milestone Events (as defined (as defined in the Merger Agreement) (the “Amendment of the Earnout Agreement”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AMENDMENT OF THE EARNOUT AGREEMENT

PROPOSAL NO. 5
ISSUANCE OF THE EARNOUT SHARES

General

The Company is proposing to issue the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) to the Earnout Group (as defined in the Merger Agreement) subject to lock-up agreements providing for vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”), regardless of the lack of occurrence of Milestone Events.

The Earnout Group shall receive the Escrow Shares multiplied by the weighted average ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors prior to the Effective Time to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 earnout shares if the Reverse Share Split and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,750,000 earnout shares if the Reverse Share Split and Share Consolidation are not implemented (the “Earnout Shares”) (the “Issuance of Earnout Shares”).

Vote Required to Approve Proposal No. 5

Proposal No. 5 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 5.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Amendment of the Earnout Agreement is:

“RESOLVED, as an ordinary resolution, that the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) shall be released to the Earnout Group (as defined in the Merger Agreement) immediately, but subject to vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”) with 1st vesting amount effective from approval of this EGM, regardless of the lack of occurrence of Milestone Events. The Earnout Group shall receive the Escrow Shares multiplied by the weighted average exchange ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 Earnout Shares if the Reverse Share Split and and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,750,000 Earnout Shares if the Reverse Share Split and Share Consolidation are not implemented (the “Issuance of Earnout Shares”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ISSUANCE OF THE EARNOUT SHARES

PROPOSAL NO. 6
AMENDMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is proposing that shareholders consider and approve, subject to:

-	the approval of the Reverse Share Split and Share Consolidation and the Authorised Share Capital Increase, and the implementation of the Reverse Share Split and Share Consolidation, the Company’s adoption, with effect from the Effective Time, of the second amended and restated memorandum and articles of association (a copy of which is attached to this proxy statement as Annex A, subject to adjustment, solely in respect of the final authorised share capital amount pursuant to the Authorised Share Capital Increase) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Reverse Share Split and Share Consolidation, the Authorised Share Capital Increase and to provide for a staggered board of directors, divided into three classes, with shareholders electing directors for a full term of two (2) years to succeed the directors of the class whose terms expire at such annual general meeting (the “Staggered Board”); and

-	the approval of the Reverse Share Split and Share Consolidation not having been implemented (the same having been abandoned by the Directors prior to the Effective Time), the Company’s adoption, with effect from the Alternative Effective Time, of the second amended and restated memorandum and articles of association (a copy of which is attached to this proxy statement as Annex B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Authorised Share Capital Increase and the Staggered Board,

(together, the “Amended M&As”).

The substantive changes to be made to the Company’s amended and restated memorandum and articles of association pursuant to this Proposal No. 6 is to:

-	update paragraph 7 of the amended and restated memorandum of association to reflect the changes made as a result of the approval of the Reverse Share Split and Share Consolidation (if implemented) and the Authorised Share Capital Increase (subject to adjustment, solely in respect of the final authorised share capital amount pursuant to the Authorised Share Capital Increase); and

-	update article 85 of the amended and restated articles of association, to reflect the changes requires as a result of the approval of the Staggered Board (such article describing the authorized term each director of the Company may serve).

A draft of the Amended M&As, showing the changes to be made to the Company’s existing amended and restated memorandum and articles of association (assuming that shareholders approve Proposal No. 6 at this Meeting), is attached as Annex A of this proxy statement (if the Reverse Share Split and Share Consolidation is implemented at a final RS Ratio of 1:15) and attached as Annex B of this proxy statement (if the Reverse Share Split and Share Consolidation is not implemented).

The form of the Amended M&As attached as Annex A and Annex B are not definitive (particularly in respect of the Amended M&As attached as Annex A, which is subject to adjustment, solely in respect of the final authorised share capital amount pursuant to the Authorised Share Capital Increase). Any proposed amendments to the Company’s existing memorandum and articles of association to reflect Proposal No. 6 respectively will not be made to the extent such proposal is not approved by shareholders.

Vote Required to Approve Proposal No. 6

Proposal No. 6 will be approved only if it receives the affirmative vote of at least a majority of not less than two-thirds of all shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 6.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Company’s proposed adoption of the second amended and restated memorandum and articles of association is:

“RESOLVED, as a special resolution, that:

(a)	subject to the approval of the Reverse Share Split and Share Consolidation and the Authorised Share Capital Increase, and the implementation of the Reverse Share Split and Share Consolidation, the Company adopt, with effect from the Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to this proxy statement as Annex A, subject to adjustment solely in respect of the final authorised share capital amount pursuant to the Authorised Share Capital Increase) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Reverse Share Split and Share Consolidation, the Authorised Share Capital Increase and to provide for a staggered board of directors, divided into three classes, with shareholders electing directors for a full term of two (2) years to succeed the directors of the class whose terms expire at such annual general meeting (the “Staggered Board”); and

(b)	subject to the Reverse Share Split and Share Consolidation not having been implemented (the same having been abandoned by the Directors prior to the Effective Time), the Company adopt, with effect from the Alternative Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Authorised Share Capital Increase and the Staggered Board,

(together, the “Amended M&As”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AMENDED M&AS

PROPOSAL NO. 7
CEFF FINANCING

General

In order to to seek further capital for the operation of the Company,

Vote Required to Approve Proposal No. 7

Proposal No. 7 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 7.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the CEFF Financing is:

“RESOLVED, as an ordinary resolution, that the Company is approved to enter into an additional financing such as the proposed Committed Equity Financing Facility (the “CEFF”) with investors to purchase up to $150,000,000 of the Company’s ordinary shares over a three-year period (the “CEFF Financing”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE CEFF FINANCING

PROPOSAL NO. 8
THE ADJOURNMENT PROPOSAL

General

The Adjournment Proposal asks shareholders to approve the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved.

The Adjournment Proposal will only be put forth for a vote if there are not sufficient votes to approve the other proposals at the Meeting.

If the Adjournment Proposal is not approved by shareholders, the Board of Directors may not be able to adjourn the Meeting to a later date in the event there are insufficient votes to approve the other proposals at the Meeting.

Vote Required to Approve Proposal No. 8

Proposal No. 8 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 8.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Adjournment Proposal is:

“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: June 12, 2024	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director

ANNEX A

SECOND AMENDED AND RESTATED

memorandum of association
OF
SRIVARU Holding Limited

ANNEX B

SECOND AMENDED AND RESTATED

memorandum of association
OF
SRIVARU Holding Limited